Brian A. Johnson

+1 212 937 7206(t)

+1 212 230 8888(f)

brian.johnson@wilmerhale.com

May 18, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Durata Therapeutics, Inc.

Registration Statement on Form S-1

File Number 333-180280

Ladies and Gentlemen:

On behalf of Durata Therapeutics, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 2 is being filed in response to comments contained in the letter dated May 14, 2012 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Paul R. Edick, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2.

On behalf of the Company, we advise you as follows:

FORM S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Share-Based Compensation, page 48

1.	Please refer to your response to our comment 21. Please note we may have additional comments once the actual price range for the offering is known. Additionally, please address the following:

•	Please disclose the reasons why the value of the shares changed from $.26 in February 2012 to $1.25 in April 2012.

Securities and Exchange Commission

May 18, 2012

•	Disclose the underlying equity value at each valuation date beginning in January 2011.

Response:	The Company acknowledges that the Staff may have additional comments once the actual price range is known. The Company advises the Staff that in connection with the preparation of the financial statements for the three month periods ended March 31, 2011 and 2012 that are included in Amendment No. 2, the Company reassessed the fair value of its common stock as of February 28, 2012 and determined it to be $1.25 per share. The Company has revised the disclosure on pages 49, 50 and 53 accordingly. In addition, the Company has revised the disclosure on pages 52 and 53 of Amendment No. 2 to reflect the underlying equity value at each valuation date.

Consolidated Financial Statements

(3) Acquisitions, page F-10

2.	Please refer to your comment 34. Please revise your disclosure to describe how you determine the change in fair value of contingent consideration due to the passage of time in the absence of new information on development costs and the probability of success..

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of Amendment No. 2.

*        *        *

Securities and Exchange Commission

May 18, 2012

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.

Very truly yours,

/s/ BRIAN A. JOHNSON

Brian A. Johnson